

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2011

John C. Lechleiter, Ph.D.
Chief Executive Officer
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285

> Re: **Eli Lilly and Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 22, 2011**
> **File No. 001-06351**

Dear Dr. Lechleiter:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Item 7. Management's Discussion and Analysis
Results of Operations
Executive Overview
Late-Stage Pipeline, page 17

1. In order to help us evaluate your disclosure about research and development activities, please provide us the following information:
   - Tell us the status of determining if your R&D expense tracking is reliable and accurate enough to disclose the percent of R&D spend on pre- and post-clinical projects, as indicated in your November 9, 2010 response to us.
   - Please tell us, of the more than 65 potential new drugs in human testing, the number of those in phase III and the number submitted for regulatory review. For those

potential new drugs in phase III or submitted for regulatory review not listed on page 18, tell us why you did not list them.

- For your late stage projects listed on page 18, tell us the month and year that each project entered the respective phase, and identify for us any significant patents associated with each project and the respective expiration date.

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 15. Contingencies, page 69

2. You disclose while it is not possible to determine the outcome of these matters, you believe that, except as specifically noted below, the resolution of all such matters will not have a material adverse effect on your consolidated financial position or liquidity, but could possibly be material to your consolidated results of operations in any one accounting period. We do not believe this disclosure satisfies the criteria in ASC 450-20-50. Please revise your disclosure to disclose one of the following for reasonably possible losses:
   - The amount or range of reasonably possible losses in addition to the amount accrued; or
   - The amount cannot be estimated.

   Please tell us whether you have factored insurance recoveries (possible or otherwise) in your estimate of reasonably possible losses and, if so, to what extent.

Zyprexa Litigation, page 70
Other Product Liability Litigation, page 71

3. You disclose that you are prepared to continue your vigorous defense of Zyprexa in all remaining claims, consisting of approximately 70 lawsuits in the U.S. covering approximately 150 plaintiffs, of which about 50 lawsuits covering about 50 plaintiffs are part of the MDL, and that you have a trial scheduled in Texas State court in August 2011. You also disclose that you have been named as a defendant in numerous other product liability lawsuits involving primarily diethylstilbestrol (DES), thimerosal, and Byetta and approximately a third of these claims are covered by insurance, subject to deductibles and coverage limits. Please revise your disclosure regarding both Zyprexa and other product liability litigation to include all of the disclosures required by paragraphs 3-5 of ASC 450-20-50 related to your litigation and governmental inquiries. Specifically, if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made.

Item 9A. Controls and Procedures
Changes in Internal Controls, page 76

4. Please tell us the intent of your disclosure about the multi-year initiative and the possible increase in risks in the short-term as it appears to qualify your statement that, during the fourth quarter of 2010, there were no changes in internal control over financial reporting that materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant